UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☑         FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐         NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

On December 31, 2015, Amdocs Limited (the “Company”) sent a Notice of Convertibility pursuant to the Indenture, dated as of March 5, 2004 (the “Indenture”), between Amdocs, as Issuer, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, with respect to the Company’s 0.50% Convertible Senior Notes due 2024 (the “Notes”), to holders of the Notes, a copy of which is attached as Exhibit 99.1 to this report.

As of December 31, 2015, $0.22 million aggregate principal amount of the Notes was outstanding.

Pursuant to Section 15.01(a)(i) of the Indenture, the Notes will be convertible, at the holder’s option, beginning on January 4, 2016 and during the fiscal quarter ending March 31, 2016, into Ordinary Shares, par value £0.01, of the Company (“Ordinary Shares”), because the closing sale price of the Ordinary Shares exceeded 130% of the $41.26 conversion price (the “Conversion Price”) for the Notes for 20 trading days in the 30-consecutive-trading-day period ending on the last trading day of the fiscal quarter ending December 31, 2015. Beginning on January 4, 2016 and during the fiscal quarter ending March 31, 2016, holders of Notes may elect to convert all or portions of their Notes for Ordinary Shares at the Conversion Price.

No fractional Ordinary Shares will be issued upon conversion of the Notes. In lieu of fractional shares, the Holder will receive cash fractional share payments at the current market price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith Secretary and Authorized Signatory

Date: December 31, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Notice of Convertibility of the Convertible Senior Notes Due 2024